VOLKSWAGEN AG

INTERIM REPORT JANUARY – SEPTEMBER 2004


IN B 7004

KEY FIGURES AND FACTS

Volume Data of the Volkswagen Group[1]	Q3 2004	Q3 2003	%	Q1–3 2004	Q1–3 2003	%
Deliveries to customers ('000 units)	1,231	1,238	−0.6	3,747	3,711	+1.0
of which: in Germany	229	242	−5.5	689	709	−2.8
abroad	1,002	996	+0.6	3,058	3,002	+1.8
Vehicle sales ('000 units)	1,187	1,191	−0.3	3,832	3,705	+3.4
of which: in Germany	213	213	−0.4	678	685	−1.0
abroad	974	977	−0.3	3,155	3,020	+4.5
Production ('000 units)	1,196	1,170	+2.2	3,865	3,742	+3.3
of which: in Germany	416	415	+0.4	1,358	1,282	+5.9
abroad	780	756	+3.2	2,508	2,460	+1.9
Employees ('000 on Sept. 30, 2004/Dec. 31, 2003)				343.1	336.8	+1.9
of which: in Germany				178.4	176.5	+1.1
abroad				164.7	160.3	+2.7

Financial Data (IFRS), € millions	Q3 2004	Q3 2003	%	Q1–3 2004	Q1–3 2003	%
Sales revenue	21,456	21,281	+0.8	67,396	64,112	+5.1
Operating profit before special items	487	630	−22.7	1,466	1,850	−20.7
Special items	96	120	−20.0	224	120	+86.7
Operating profit after special items	391	510	−23.2	1,242	1,730	−28.2
as a percentage of sales revenue	1.8	2.4		1.8	2.7	
Profit before tax	126	368	−65.8	765	1,378	−44.5
as a percentage of sales revenue	0.6	1.7		1.1	2.1	
Profit after tax	76	217	−65.2	459	813	−43.6
Cash flows from operating activities	3,060	2,781	+10.0	8,201	7,000	+17.2
Cash flows from investing activities	3,109	3,781	−17.8	9,739	11,060	−11.9
Automotive Division						
Cash flows from operating activities	2,594	2,369	+9.5	6,359	5,243	+21.3
Cash flows from investing activities	1,785	2,378	−24.9	5,280	6,315	−16.4
of which: investments in property, plant and equipment	1,362	1,738	−21.6	3,801	4,617	−17.7
as a percentage of sales revenue	7.3	9.4		6.4	8.2	
capitalized development costs[2]	468	693	−32.5	1,394	1,655	−15.7
as a percentage of sales revenue	2.5	3.7		2.4	2.9	

[1] Volume data including the vehicle production investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. These companies are not fully consolidated. All figures shown are rounded, so minor discrepancies may arise from addition of these amounts. 2003 deliveries updated on the basis of statistical extrapolations.

[2] See table on page 13.

- Volkswagen confirms its forecast of an operating profit before special items of €1.9 billion for full-year 2004
- ForMotion program contributes more than €850 million by September 2004; full-year effect expected to be well over €1.0 billion
- Net cash flow in the Automotive Division improves considerably year-on-year in the first nine months of 2004 to a positive €1,079 million
- With a ratio of investments in property, plant and equipment to sales revenue (capex/sales ratio) in the Automotive Division of 6.4%, Volkswagen is in line with medium-term goals
- January–September 2004 sales revenue up 5.1% year-on-year
- At €1,466 million, operating profit before special items for the first nine months of 2004 down 20.7% year-on-year due to adverse exchange rates and difficult markets, and down 28.2% year-on-year after special items at €1,242 million
- Group products successful:
  - Golf in pole position for Western European registration statistics
  - Good start to sales of the new Audi A3 Sportback
  - Audi A8 the Western European market leader for 8 and 12 cylinder luxury limousines
  - Caddy leads its segment in Germany with the most registrations
  - New Golf GTI, Audi A4, SEAT Toledo and Škoda Octavia Combi debut at Paris Motor Show
- Financial Services Division starts operating in China

LATEST GROUP MODELS PRESENTED AT INTERNATIONAL MOTOR SHOWS

For the Volkswagen brand, the star of the Mondial de l'Automobile in Paris in September 2004 was the Golf, with a range of new engines and drivetrains on show. The highlight at the Volkswagen stand was the first public showing of the production version of the new Golf GTI, the embodiment of the original values of a sporty Golf. The new Audi A4, presented by the Audi brand to the global public for the first time in Paris, also attracted considerable attention with its single-frame radiator grille and a redesigned rear end. Six months after the debut of the limousine, the Škoda brand premiered the Škoda Octavia Combi. The SEAT brand presented the new SEAT Toledo, a reinterpretation of the dynamic, compact mid-sized car with unconventional design features.

Together with the latest product range centered around the Caddy and the Transporter, as well as the proven LT series, the Commercial Vehicles business line presented a number of new models at the International Motor Show (IAA) Commercial Vehicles in Hanover, again in September. The new Caravelle celebrated its world premiere, as did the Transporter featuring a long wheelbase, high roof and a gross vehicle weight of 3.2 tonnes.

PRODUCTION MILESTONES AT VOLKSWAGEN

The Volkswagen Group celebrated a series of impressive production milestones in the third quarter of 2004. The twenty-third millionth Golf worldwide rolled off the production line in Wolfsburg in August. This is now the fifth generation of Volkswagen's successful model. In addition, Auto 5000 GmbH in Wolfsburg reached the quarter-million production mark for the Touran and handed over the vehicle to its new owner. At the Emden plant, Volkswagen built its thirteen millionth Passat in September. The Passat is one of Germany's most successful mid-sized cars. At Volkswagen Navarra S.A. in Pamplona/Spain, the four millionth Polo produced at this location rolled off the production line, and in Hanover, the Commercial Vehicles business line presented the ten millionth Transporter.

VOLKSWAGEN USES 3D TECHNOLOGY TO SET NEW STANDARDS IN VEHICLE DEVELOPMENT

Volkswagen completed two visualization centers in the third quarter of 2004. Using unique 3D technology, among other technical innovations, these centers optimize technical development processes. "Ray tracing" technology, used here in an industrial application for the first time worldwide, generates three-dimensional objects in real time on large projection screens, giving developers, designers and engineers a realistic, detailed early impression of the planned model during the development phase.

TALKS WITH ABU DHABI ON PURCHASE OF SHARE PACKAGE BROKEN OFF

In September 2004, the Board of Management of Volkswagen AG and representatives of the government of the Emirate of Abu Dhabi announced that they had agreed to terminate negotiations on the use of Volkswagen shares held by the Company for

the LeasePlan acquisition. Volkswagen will now finance the acquisition of the 50 percent stake in the joint venture that will buy the LeasePlan Corporation from operating business. However, there will be no change to the planned corporate and legal structure. Volkswagen will channel its 50% investment through Volkswagen Financial Services AG; the two co-investors, the privately held Saudi Olayan Group and the state-owned Mubadala Development Company (Abu Dhabi), will each acquire 25%.

VOLKSWAGEN FINANCE (CHINA) CO., LTD. LAUNCHES VEHICLE FINANCE OFFERING IN CHINA

Volkswagen Finance (China) Co., Ltd., a wholly-owned subsidiary of VOLKSWAGEN FINANCIAL SERVICES AG, was finally granted a full operating license in early September 2004 and started selling vehicle finance packages for private customers in Beijing. This business model is an innovation in the Chinese market and is aimed at boosting sales of Group vehicles. Volkswagen is the first foreign automobile group to operate through an in-house, wholly-owned financial services subsidiary, again underscoring its innovative strength.

RATINGS

Moody's Investors Service updated its rating for Volkswagen Bank GmbH in the third quarter of 2004, downgrading its short-term outlook to "negative". There were no other changes in the ratings for the Volkswagen Group.

CHANGE IN SHAREHOLDER STRUCTURE

On July 28, 2004, investment consultant Brandes Investment Partners, LCC, San Diego, California, USA, notified Volkswagen AG that the combined holdings by its clients of Volkswagen AG ordinary shares on July 23, 2004 amounted to an aggregate of 10.65% (22.2 million ordinary shares and 59.4 million American Depository Receipts).

CHANGE IN THE BOARD OF MANAGEMENT

Dr. Wolfgang Bernhard has been appointed as a regular member of Volkswagen AG's Board of Management – initially without portfolio – effective February 1, 2005. This decision was taken by the Presidium of the Supervisory Board. The Supervisory Board of Volkswagen AG is expected to adopt a corresponding resolution at its meeting on November 12, 2004. As a member of the Group Board of Management, Dr. Bernhard will then take up the post of Chairman of the Volkswagen brand no later than January 1, 2006.

FORMOTION

The performance enhancement program launched by the Volkswagen Group in early 2004 recorded further successes in the third quarter. The ForMotion program generated earnings contributions in excess of €850 million between January and September 2004. For the full-year fiscal 2004, we are expecting an enhancement potential of well over €1.0 billion.

88% of the required potential for the 2005 ForMotion targets has already been identified, and a total of 60% of the measures have been resolved and secured. The greatest contributions to the success of ForMotion have been achieved in the areas of product costs and overheads/process optimization.

The following focus areas were analysed:

The sustainability of the ForMotion projects will make a particularly significant contribution towards securing the future of the Group. The necessary upfront expenditures of €224 million between January and September 2004 in the form of product-related and structural measures were recognized as special expense items in the income statement.

Once ForMotion potential is identified, it is communicated across the Group and implemented at all brands and companies.

Product costs

- Reduction in product-related costs across the entire product range without impairing quality and customer benefits.
- Sustained, positive workflow improvements (e.g. logistics).

Overheads/Process optimization

- Expenditure caps across the entire Group (e.g. cutting overtime and outsourced services).
- Sustained reduction in cost levels from optimized workflows.

Global equity markets moved sideways between January and September 2004. Although there were early signs of a recovery at the beginning of the year, the general geopolitical situation and a lack of economic momentum saw investors losing confidence at the end of the first quarter. The June recovery was short-lived, and equity markets were hovering slightly below their December 31, 2003 levels at the end of the quarter.

The DAX closed September 30, 2004 at 3,893 points, down 1.8% on the 2003 year-end. The DJ Euro STOXX 50 also fell compared with December 31, 2003 to 2,726 points (down 1.2%). Following an initially good performance in the second quarter, the DJ Euro STOXX Automobile closed at 183 (– 0.9%) at the end of September, down slightly over its 2003 year-end level.

Volkswagen shares underperformed these indices. This was primarily because the Company's earnings development did not meet expectations, due to the effects of negative exchange rates and difficult markets. However, Volkswagen shares picked up again in October 2004.

During the period under review, Volkswagen AG ordinary shares recorded their high of €44.65 on January 2, and their low of €30.71 on August 13. On September 30, 2004, Volkswagen ordinary shares were quoted at €30.99, down 29.8% against their 2003 year-end closing. Volkswagen preferred shares tracked the ordinary shares. They too recorded their high of €28.97 on January 2, and a low of €21.20 on August 13. On September 30, 2004, the preferred shares were quoted at €21.91, down 23.8% against their 2003 year-end closing. Because of the Company's low current market capitalization, Volkswagen AG ordinary shares were dropped from the DJ Euro STOXX 50 effective September 20, 2004.

As in the previous year, research and rating agency SAM rated Volkswagen as the DJSI STOXX sustainability leader in the European automobile company sector. Volkswagen also qualified for the global Dow Jones Sustainability Index World.

Additional Volkswagen share data, plus corporate news, reports and presentations, are available on our website at www.volkswagen-ir.de.

SHARE PRICE DEVELOPMENT SINCE SEPTEMBER 2003
INDEX: AS OF SEPTEMBER 30, 2003 = 100


Volkswagen ordinary share
Volkswagen preferred share
German Share Index (DAX)
DJ Euro STOXX 50
DJ Euro STOXX Automobile
140
130
120
110
100
90
80
70
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.
Oct. 26

BUSINESS DEVELOPMENT

ECONOMIC TREND

The global economic upturn continued in the first nine months of 2004. However, growth was slowed by the sharp rise in oil prices and continued global political tensions.

The US economy recorded further strong expansion, although output growth slowed in the second quarter on the back of weaker consumer spending. So far, new job creation has fallen short of expectations.

Brazil recorded robust growth in the first three quarters, driven by the sustained export boom and buoyant domestic demand. Following a sharp upturn in the first quarter, the pace of economic growth slowed appreciably in Argentina.

The Japanese economy continued its recovery in the period under review. This was increasingly driven by domestic demand, while export growth tailed off in the final months. The sustained economic growth in China prompted the government to adopt measures to counteract economic overheating and curb inflationary trends.

The modest economic recovery continued in Western Europe. Despite the strong euro, exports proved to be the main stimulus, while domestic demand only recorded marginal growth rates. Macroeconomic output growth in Central and Eastern Europe remained considerably higher than in Western Europe.

In the year to date, the German economy was sustained almost entirely by exports, and hopes for an upturn in private consumption were dashed. The prime reasons for this were the continued bleak unemployment situation, the erosion of purchasing power by high energy prices and consumer uncertainty in the wake of the government's reform policies.

VEHICLE DELIVERIES WORLDWIDE

The Volkswagen Group increased its worldwide deliveries to customers between January and September 2004 by 1.0% year-on-year to 3,746,572 vehicles. Although July and August sales fell slightly short of the previous year's levels, deliveries had recovered by the end of the third quarter to a higher level than in 2003. In September alone, the Group delivered 460,313 vehicles to customers worldwide, reporting a new Group September sales record. The Group's market share of global new passenger car registrations was 11.2% (11.8%).

EXCHANGE RATE DEVELOPMENT, SEPTEMBER 2003 TO SEPTEMBER 2004
INDEX: AS OF SEPTEMBER 30, 2003 = 100


USD to EUR
JPY to EUR
GBP to EUR
120
110
100
90
80
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.

DELIVERIES IN EUROPE AND REMAINING MARKETS

In its Europe/Remaining markets region, the Volkswagen Group delivered a total of 2,392,811 vehicles to customers in the period under review, up 1.4% year-on-year.

In the first nine months of 2004, the German car market recorded a 2.4% decline in new car registrations. Sales figures for Group models tracked this trend almost exactly, falling by 2.8%. Volkswagen passenger cars bucked the market trend in September, recording a five-year high in deliveries to customers. The Škoda brand and the Commercial Vehicles business line also recorded strong growth in new registrations. This saw the Group further assert its market leadership in Germany, with a market share of 30.1% (30.3%).

Demand for cars rose by 1.5% in Western Europe (including Germany), driven in particular by the Spanish passenger car market, although the automobile markets in Italy, Norway, Denmark, Belgium and Austria also recorded growth. Despite numerous model launches, such as the Audi A6 and Audi A3 Sportback, the Volkswagen Group delivered slightly fewer vehicles (−0.6%) to the Western European passenger car markets, although it remained the market leader with a share of 17.7% (18.0%). The Golf in particular recorded strong growth, regaining its pole position in Western European sales figures. Sales of the new Škoda Octavia, the new SEAT Altea and the new Caddy Life, as well as the new Multivan/Transporter generation and the new Bentley Continental GT, also contributed to the Group's continued market leadership. Both the Touran and the Touareg also recorded growth. In Central and Eastern Europe, deliveries of Group vehicles were up slightly year-on-year (+0.3%).

Further growth in passenger car demand in Turkey was the main driver behind the sparkling 77.1% increase in deliveries of Group models in the Remaining markets to 98,853 vehicles.

DELIVERIES IN NORTH AMERICA

In the first nine months of 2004, deliveries by the Volkswagen Group in North America fell by 10.1% year-on-year to 423,707 vehicles. This decline was driven primarily by the continued high discounts offered by other vehicle manufacturers in the US automobile market. Although Volkswagen extended its sales promotion activities in this environment in the third quarter, these fell well short of the extent customary in the USA. Although the overall US passenger car market volume declined by 2.8%, the number of vehicles delivered by the Group fell by 14.1% year-on-year. The Group sold a total of 20,305 units of its luxury Touareg Sport Utility Vehicle, which was launched onto the high-growth light trucks segment in the US in autumn 2003. Sales volumes in Canada followed the US market trend. From January to September 2004, sales of Volkswagen and Audi models in Canada declined by

DELIVERIES TO CUSTOMERS[1]

'000 vehicles[2]	Q3 2004	Q3 2003	%	Q1–3 2004	Q1–3 2003	%
Volkswagen brand group	864	870	−0.7	2,611	2,588	+0.9
Audi brand group	279	305	−8.4	900	931	−3.2
Commercial Vehicles	87	63	+39.2	235	192	+22.9
Volkswagen Group	**1,231**	**1,238**	**−0.6**	**3,747**	**3,711**	**+1.0**
Europe/Remaining markets	766	771	−0.6	2,393	2,361	+1.4
North America	143	165	−13.1	424	472	−10.1
South America/South Africa	141	110	+28.2	387	308	+25.6
Asia-Pacific	180	192	−6.0	543	570	−4.7

[1] 2003 deliveries updated on the basis of statistical extrapolations.

[2] All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.

16.3%, a development that was reflected in the Group's lower market share of 4.4% (5.0%). In Mexico, the Group sold a total of 140,383 vehicles, down 0.4% year-on-year. The Group's market share remained virtually unchanged at 26.1% (26.7%), and the Volkswagen Group thus remained market leader in the Mexican passenger car market.

DELIVERIES IN SOUTH AMERICA/SOUTH AFRICA

At 334,921 units (+26.2%), deliveries of Group vehicles in South America substantially exceeded the low prior-year figures, which had been impacted by the weakness of the economy as a whole. The positive first-half trend continued in Brazil, where the Group achieved an appreciable 14.6% increase in deliveries to customers in a growing car market, improving its market share to 24.1% (23.6%). The strong upward trend evident in the Argentinian car market since the end of 2003 was sustained. Sales of Group models tripled from 16,392 to 50,246 vehicles, recording faster growth than the overall passenger car market and boosting market share to an impressive 30.7% (22.5%). This success was driven primarily by imports of the Gol and the entry-level Fox model from Brazil.

Volkswagen delivered 24,651 units in South America in the 7 to 45 tonne bus and heavy truck segment, produced exclusively in Brazil. This saw deliveries climb appreciably by 19.9% over the prior-year period. Volkswagen again reaffirmed its leadership of the Brazilian truck market, with a 32.3% (34.7%) share.

In the fast growing South African car market, sales by the Volkswagen Group rose to 51,825 vehicles, corresponding to a 21.7% increase. This gave the Group a market share of 20.9% (21.8%) in South Africa.

DELIVERIES IN ASIA-PACIFIC

In the first nine months of the year, deliveries by the Volkswagen Group in the Asia-Pacific region fell by 4.7% year-on-year to 543,308 vehicles. Especially in China, competitive pressure increased due to additional sales incentives offered by other manufacturers. Volkswagen sold a total of 464,276 vehicles (−5.4%) in the period under review, retaining its leadership position in the Chinese car market. The Japanese import market fell slightly by 0.6%. By contrast, deliveries of new vehicles by the Volkswagen Group rose by 0.6% year-on-year.

WORLDWIDE DEVELOPMENT OF INVENTORIES

By the end of September 2004, inventories held by Group companies and the dealership organization worldwide had fallen substantially compared with the seasonal increase at June 30, 2004. Inventories remained at a level necessary to supply our customers.

UNITS SALES, PRODUCTION AND WORKFORCE

From January to September 2004, the Volkswagen Group lifted unit sales to its dealership organization by 3.4% year-on-year to 3,832,452 vehicles. While unit sales outside Germany rose appreciably, fewer vehicles were sold in the German car market, cutting the share of total sales generated in Germany to 17.7% (18.5%).

In the first nine months of 2004, worldwide production by the Volkswagen Group increased by 3.3% year-on-year to 3,865,415 units. The share of total production originating in Germany rose slightly to 35.1% (34.3%). The total production figure for the Group includes 25,463 Ford Galaxy units (−10.1%), which are also included in unit sales, but not in deliveries to customers.

At September 30, 2004, the number of people employed by the Volkswagen Group rose against the 2003 year-end figure to a total of 343,142 (+1.9%). This increase was attributable primarily to the introduction of new models at the Chinese joint ventures, and to the expansion of Caddy production in Poznan, Touran production at Auto 5000 GmbH, and to higher Bentley Continental GT production. In particular because of the start of the new training year in Germany, the number of Group-wide apprentices also rose by 1,901 in the third quarter, including 1,643 at German companies. The Group employed a total of 178,443 people in Germany, representing a virtually unchanged 52.0% of the total workforce.

SALES REVENUE OF THE VOLKSWAGEN GROUP

The sales revenue of the Volkswagen Group increased by 5.1% year-on-year to €67,396 million between January and September 2004. The main factors driving sales revenue growth in the Automotive Division were the rise in unit sales volumes and the greater proportion of higher-value models sold. The Financial Services Division generated sales revenue of €8,190 million, a year-on-year increase of 5.5%. The Volkswagen Group generated 71.2% (€47,975 million) of its sales revenue outside Germany year to date.

EARNINGS DEVELOPMENT

In the third quarter of the current year, the Volkswagen Group continued to rigorously implement the ForMotion performance enhancement program launched earlier in the year. In addition to optimizing product costs, structural and workflow changes were implemented. These resulted in upfront expenditures that reduced year-to-date gross profit by a total of €224 million in the form of special items. €96 million of this amount was attributable to the third quarter. Together with the upfront costs associated with the implementation of the ForMotion program, higher depreciation resulting from the renewal of the product range, as well as adverse exchange rates, reduced consolidated gross profit from automotive business. At €7,451 million in the first nine months of 2004, this fell slightly by 1.2% year-on-year. Gross profit from financing activities at Group level amounted to €908 million (–5.0%). Distribution expenses increased by 10.3% to €5,993 million in the first three quarters, primarily as a result of the growing competitive pressure in key markets and the related increase in sales promotion activities. Although the Volkswagen Group stepped up its sales incentives in the third quarter, they were still well below those of its competitors in the USA and Europe. General and administrative expenses amounted to €1,787 million (+6.6%) between January and September 2004. This increase was due primarily to the expansion in the consolidated Group in the fourth quarter of 2003. The other operating result almost doubled year-on-year to €663 million (previous year: €339 million). This reflected in particular higher gains from asset disposals, a lower level of new

OPERATING PROFIT BEFORE SPECIAL ITEMS BY QUARTERS
VOLKSWAGEN GROUP IN € MILLIONS


700
600
500
400
300
200
100
0
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004

allowances for doubtful accounts and higher income from the reversal of provisions no longer required. In the first nine months of the year, the Volkswagen Group generated an operating profit before special items of €1,466 million (–20.7%). The operating profit after special items amounted to €1,242 million (–28.2%). The financial result fell by 35.7% to €–477 million, primarily because of lower investment income from joint ventures included at equity in the consolidated financial statements, and a decline in remeasurement gains on securities.

The Volkswagen Group's profit before tax for the period January to September 2004 was €765 million (previous year: €1,378 million). The profit after tax totaled €459 million (previous year: €813 million).

EARNINGS PER SHARE

Undiluted earnings per share are calculated by dividing profit attributable to shareholders of Volkswagen AG by the weighted average number of ordinary and preferred shares outstanding during the reporting period. Earnings per share are diluted by "potential shares". These include option rights, though such rights only dilute earnings if they result in the issue of shares at a price below the average market price of the shares. There were no dilutive effects in the period because the average price of Volkswagen ordinary shares had fallen below the conversion price for exercise of the options.

EARNINGS PER SHARE

				Q3		Q1–3
			2004	2003	2004	2003
Weighted average number of shares outstanding						
ordinary shares:	undiluted	millions	278.6	278.6	278.6	278.6
	diluted	millions	278.6	278.6	278.6	278.6
preferred shares:	undiluted	millions	105.2	105.2	105.2	105.2
	diluted	millions	105.2	105.2	105.2	105.2
Profit after tax		€ millions	76	217	459	813
Minority interests		€ millions	9	4	25	8
Profit attributable to shareholders of Volkswagen AG		€ millions	67	213	434	805
Earnings per share						
ordinary share:	undiluted	€	0.18	0.55	1.11	2.08
	diluted	€	0.18	0.55	1.11	2.08
preferred share:	undiluted	€	0.18	0.55	1.17	2.14
	diluted	€	0.18	0.55	1.17	2.14

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT, AND CASH FLOW IN THE AUTOMOTIVE DIVISION

Supported by the ForMotion program, capital expenditure by the Volkswagen Group was further reduced significantly year-on-year in the third quarter of 2004. The model campaign already launched continued without restriction. In the Automotive Division, investments in property, plant and equipment fell sharply year-on-year by 17.7% to €3,801 million. The capex/revenue ratio dropped correspondingly from 8.2% to 6.4%. The Group focused its investments on products that will be launched in the market in the remaining months of 2004 and early 2005. These include another derivative in the Golf class and the new Passat.

In the Automotive Division, cash flows from operating activities increased appreciably by 21.3% year-on-year to €6,359 million. The driving force behind this growth was the rise in gross cash flow, reflecting a tax refund for Volkswagen AG following tax assessments for prior years. In addition, working capital improved over the previous year as a result of the lower seasonal rise in capital tied up in inventories compared with the beginning of the year. As in the first six months of the year, this allowed all capital required for investments to be financed in full from internally generated funds. In addition, the positive net cash flow in the Automotive Division improved by €809 million to €1,079 million in the third quarter.

NET LIQUIDITY

Adjusted to take account of the negative net liquidity of the financing and other companies, resulting in particular from intra-Group factoring, net liquidity in the Automotive Division amounted to €2,441 million at September 30, 2004. The unadjusted figure was €–1,466 million, representing a €703 million improvement compared with net liquidity at the beginning of the year.

The increased capital requirements resulting from further growth in the financial services business increased net debt in this division, which rose by €3,500 million year-on-year to €44,663 million.

The net liquidity of the Volkswagen Group on September 30, 2004 amounted to €–46,129 million.

RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

In the first nine months of 2004, the research and development costs fell by 2.6% year-on-year. The capitalization ratio remained below the prior-year figure at 45.8% (53.0%).

RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

	Q1–3		
€ millions	2004	2003	%
Total research and development costs	3,042	3,124	–2.6
of which capitalized	1,394	1,655	–15.7
Capitalization ratio in %	45.8	53.0	
Amortization of capitalized development costs	984	900	+9.4
Research and development costs recognized in the income statement	**2,632**	**2,369**	**+11.1**

OUTLOOK

Economic conditions have proved to be difficult so far in 2004. This is particularly due to persistently high oil prices and the ongoing adverse exchange rate situation for an automobile manufacturer generating a high proportion of its value added in Europe. Although we expect slight volume growth in the global automobile market for the year as a whole, given surplus capacity worldwide this will only be achieved via intense competition in terms of price and conditions.

Despite this challenging environment, we are continuing our successful global model initiative to secure a leading position in all key vehicle segments. We are well on the way to achieving this goal with the Škoda Octavia, Audi A6, Audi A3 Sportback, SEAT Altea and Caddy Life models launched this year, as well as the planned launch of new Golf GTI, Audi A4, SEAT Toledo and Škoda Octavia Combi models. Deliveries to Volkswagen Group customers will probably be slightly over the previous year, but fall short of our original expectations.

Our ForMotion program made a contribution to earnings at Group level of over €850 million in the first nine months of the year. For the year as a whole, we expect additional savings from sustained cost-cutting measures, combined with a restriction on capital expenditure and improvements in sales performance, to increase the amount to well over €1.0 billion. However, this will be partly offset by upfront expenditures, special product-related measures, structural and process changes linked to ForMotion; these special items will reduce earnings by up to €400 million.

Taking into account these unchanged unfavorable conditions, we continue to expect a full-year 2004 operating profit of €1.9 billion before special items.

SALES REVENUE AND OPERATING RESULT BY BUSINESS LINE

The sales revenue of the Volkswagen Group in the period January to September 2004 grew by 5.1% year-on-year to €67,396 million. Key factors in this rise were higher unit sales volumes at the Volkswagen Passenger Cars brand and the Commercial Vehicles business line, the trend towards higher-value vehicles and the continuous growth of the financial services business. The unfavorable exchange rates again had a negative effect.

At €1,466 million, consolidated operating profit before special items fell by €384 million year-on-year. Higher distribution costs in key markets, the effects of exchange rate movements and increased depreciation from the renewal of the product range brought negative effects. Earnings were further depressed by the unsatisfactory level of production capacity utilization due to prevailing market conditions and new product start-ups. Higher unit sales volumes, product cost savings and the improvements in earnings generated by the ForMotion program only partially offset these negative factors.

The Volkswagen brand group recorded an operating loss of €-47 million in the first nine months of 2004 (previous year: operating profit of €388 million). The primary factors behind this unsatisfactory result were substantial sales incentive activities, especially in the USA and in Europe; increased depreciation resulting from the renewal of the product range; and the negative effects of exchange rate movements. The good market response to the Bentley Continental GT helped ensure that within the brand group, Bentley's operating profit recorded further positive growth.

Despite the difficult situation in key markets, the Audi brand group recorded an operating profit of €877 million for the period January to September 2004, representing year-on-year growth of 7.7%. Adverse exchange rate factors were more than offset especially by positive effects from optimized cost structures.

At €-159 million, the year-to-date operating loss in the Commercial Vehicles business line remained on a par with the previous year's loss (€-152 million). Earnings were depressed in

VOLKSWAGEN GROUP

Division/Segment	**Automotive Division**				**Financial Services Division**	
Business Line	**Volkswagen brand group**	**Audi brand group**	**Commercial Vehicles**	**Remaining companies**	**Financial Services**	**Europcar**
Product Line/Business Field	VW Passenger Cars Škoda Bentley Bugatti	Audi SEAT Lamborghini		Financing Services	Dealer and customer financing Leasing Insurance Fleet business	Rental business

particular by underutilized production capacity and the related productivity losses in the first six months of the year, as well as higher depreciation expenses from the renewal of the product range.

The Financial Services Division continued to record positive growth. Operating profit improved further, reaching €768 million in the first nine months of 2004, a year-on-year increase of 2.4%.

SALES REVENUE AND OPERATING RESULT BY MARKET

In the period January to September 2004, the Volkswagen Group's sales revenue in the Europe/Remaining markets region was up 7.9% year-on-year at €49,407, reflecting increasing unit sales volumes and the trend towards higher-value vehicles. The operating profit in this region rose by €179 million year-on-year to €1,884 million.

In North America, the Volkswagen Group generated sales revenue of €9,555 million, a drop of 11.8% compared with the prior-year period. Lower unit sales volumes – especially in the USA – and exchange rate movements were the key factors in this decrease. Increased sales incentives additionally depressed the operating loss of €614 million.

In South America/South Africa, the Volkswagen Group lifted its sales revenue by an impressive 35.9% to €3,847 million. This was due primarily to the significantly higher unit sales on the back of the market success of the new Fox in South America, among other factors. At €–10 million, the operating loss improved by €221 million year-on-year. The restructuring program initiated in Brazil in particular had a positive effect on earnings development.

From January to September 2004, sales revenue in the Asia-Pacific region fell by 1.9% year-on-year

KEY FIGURES BY BUSINESS LINE FROM JANUARY 1 TO SEPTEMBER 30

	Unit sales[1]		Sales revenue		Operating result	
'000 vehicles/€ millions	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Volkswagen brand group	2,668	2,601	35,071	33,071	–47	388
Audi brand group	910	915	19,819	19,391	877	814
Commercial Vehicles	254	189	4,136	3,564	–159	–152
Remaining companies[2]			180	322	27	50
Financial Services/Europcar			8,190	7,764	768	750
Business lines before special items	3,832	3,705	67,396	64,112	1,466	1,850
Special items					–224	–120
Volkswagen Group	**3,832**	**3,705**	**67,396**	**64,112**	**1,242**	**1,730**

[1] All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.
[2] Primarily AutoVision GmbH, Coordination Center Volkswagen S.A., Volkswagen International Finance N.V., Volkswagen Investments Ltd., VW Kraftwerk GmbH, Volkswagen Immobilien, gedas group, VW Versicherungsvermittlungs-GmbH, Volkswagen Beteiligungs-Gesellschaft mbH (including Volkswagen Transport GmbH & Co. OHG and VOTEX GmbH in the previous year).

KEY FIGURES BY MARKET FROM JANUARY 1 TO SEPTEMBER 30

	Sales revenue		Operating result	
€ millions	**2004**	**2003**	**2004**	**2003**
Europe/Remaining markets	49,407	45,771	1,884	1,705
North America	9,555	10,834	–614	9
South America/South Africa	3,847	2,831	–10	–231
Asia-Pacific*	4,587	4,676	206	367
Markets before special items	67,396	64,112	1,466	1,850
Special items			–224	–120
Volkswagen Group*	**67,396**	**64,112**	**1,242**	**1,730**

* The sales revenue and operating results of the joint venture companies in China are not included in the figures for the Group and for the Asia-Pacific market. The Chinese companies are consolidated using the equity method, achieving a (pro rata) operating profit of €268 (466) million.

to €4,587 million. Operating profit totaled €206 million (previous year: €367 million). This drop in earnings resulted primarily from lower unit sales due to tougher competition and from exchange rate movements. Lower deliveries to the Chinese joint ventures also impacted earnings.

FINANCIAL SERVICES AND EUROPCAR

In the third quarter of 2004, the Financial Services Division repeated the positive business growth recorded in the preceding quarters, and continued its global expansion. For example, Volkswagen Finance (China) Co., Ltd., Beijing, a wholly-owned subsidiary of VOLKSWAGEN FINANCIAL SERVICES AG, was finally granted a full operating license to sell vehicle finance services in September 2004 (see also "Key events"). In addition, Volkswagen Bank GmbH used the opportunities offered by the European "single passport" for financial services to open a further branch in Paris, France. The number of new finance, leasing and insurance contracts worldwide rose by 0.7% year-on-year to 1,595 thousand between January and September 2004. The total number of contracts rose to 5,822 thousand (+3.6%) at September 30, 2004, broken down into customer finance/leasing contracts (+2.4%) and services/insurance contracts (+7.0%). By contrast, the proportion of new vehicles leased or financed fell to 31.4% (37.0%) of the total deliveries of the Volkswagen Group; there was no change in the credit eligibility criteria. The fleet business recorded successful growth in the first nine months of 2004 in both the Group (+19.5%) and non-Group (+30.1%) vehicle segments. A total of 222 thousand vehicles (+24.6%) were managed at the reporting date. Deposits at Volkswagen Bank rose by 12.2% against the 2003 year-end to €7,568 million as a result of expanded operations. Approximately 734 thousand accounts were held at Volkswagen Bank *direct* at September 30, 2004. Call money and savings accounts were particularly popular with investors. The additional funding required as a result of the expansion of business was financed primarily through borrowings, as is common in the industry. At the end of September, the Financial Services Division represented approximately 45% of total Group assets and employed a total of 12,767 staff, an increase of 2.6% compared with the 2003 year-end.

In the period under review, the Europcar group defended its market leadership among European car rental firms despite a difficult market environment. It increased rentals by 9.8% year-on-year to a total of 24.7 million rental days. The main factors driving the positive course of business are the further expansion of business activities in the tourism, scheduled airline and business sectors; a rigorous focus on customer needs; and the quality strategy implemented by the group. The cost-cutting measures based on optimized workflows were also consistently continued.

INCOME STATEMENT OF THE VOLKSWAGEN GROUP (CONDENSED)

INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO SEPTEMBER 30

€ millions	Volkswagen Group		Automotive[1]		Financial Services	
	2004	2003	2004	2003	2004	2003
Sales revenue[2]	**67,396**	**64,112**	**59,206**	**56,348**	**8,190**	**7,764**
Cost of sales[2]	59,945	56,567	52,314	49,451	7,631	7,116
Gross profit from automotive business	**7,451**	**7,545**	**6,892**	**6,897**	**559**	**648**
Gross profit from financing activities	**908**	**956**	**−270[3]**	**−223[3]**	**1,178[4]**	**1,179[4]**
Distribution expenses	5,993	5,434	5,503	4,976	490	458
General and administrative expenses	1,787	1,676	1,279	1,189	508	487
Other operating result	663	339	634	471	29	−132
Operating profit	**1,242**	**1,730**	**474**	**980**	**768**	**750**
Financial result	−477	−352	−464	−366	−13	14
Result before tax	**765**	**1,378**	**10**	**614**	**755**	**764**
Income tax expense	306	565	48	270	258	295
Result after tax	**459**	**813**	**−38**	**344**	**497**	**469**
Earnings per ordinary share (€)	**1.11**	**2.08**				
Diluted earnings per ordinary share (€)	**1.11**	**2.08**				
Earnings per preferred share (€)	**1.17**	**2.14**				
Diluted earnings per preferred share (€)	**1.17**	**2.14**				

INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM JULY 1 TO SEPTEMBER 30

€ millions	Volkswagen Group		Automotive[1]		Financial Services	
	2004	2003	2004	2003	2004	2003
Sales revenue[2]	**21,456**	**21,281**	**18,717**	**18,569**	**2,739**	**2,712**
Cost of sales[2]	19,131	18,703	16,609	16,233	2,522	2,470
Gross profit from automotive business	**2,325**	**2,578**	**2,108**	**2,336**	**217**	**242**
Gross profit from financing activities	**289**	**321**	**−97[3]**	**−80[3]**	**386[4]**	**401[4]**
Distribution expenses	1,961	1,820	1,792	1,675	169	145
General and administrative expenses	592	548	422	390	170	158
Other operating result	330	−21	336	16	−6	−37
Operating profit	**391**	**510**	**133**	**207**	**258**	**303**
Financial result	−265	−142	−240	−152	−25	10
Result before tax	**126**	**368**	**−107**	**55**	**233**	**313**
Income tax expense	50	151	−40	43	90	108
Result after tax	**76**	**217**	**−67**	**12**	**143**	**205**
Earnings per ordinary share (€)	**0.18**	**0.55**				
Diluted earnings per ordinary share (€)	**0.18**	**0.55**				
Earnings per preferred share (€)	**0.18**	**0.55**				
Diluted earnings per preferred share (€)	**0.18**	**0.55**				

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Income and expenses from Financial Services Division operating lease contracts are included in sales revenue and cost of sales.
[3] Primarily consolidation adjustment relating to financing cost subsidies.
[4] Primarily interest income/expenses from dealer and customer finance agreements, direct banking business and from finance lease contracts.

BALANCE SHEET OF THE VOLKSWAGEN GROUP (CONDENSED)

BALANCE SHEET BY DIVISION AS AT SEPTEMBER 30, 2004 AND DECEMBER 31, 2003

	Volkswagen Group		Automotive[1]		Financial Services	
€ millions	2004	2003	2004	2003	2004	2003
Assets						
Noncurrent assets						
Intangible assets	8,549	8,202	8,497	8,131	52	71
Property, plant and equipment	23,880	23,852	23,610	23,585	270	267
Financial assets	4,050	3,967	3,661	3,679	389	288
	36,479	**36,021**	**35,768**	**35,395**	**711**	**626**
Leasing and rental assets	**9,469**	**8,906**	**210**	**208**	**9,259**	**8,698**
Current assets						
Inventories	12,640	11,670	12,555	11,567	85	103
Receivables and other assets[2][3]	56,443	51,855	10,972	10,108	45,471	41,747
Securities	3,004	3,148	2,830	3,106	174	42
Cash and cash equivalents	11,023	7,536	8,874	6,680	2,149	856
	83,110	**74,209**	**35,231**	**31,461**	**47,879**	**42,748**
Total assets	**129,058**	**119,136**	**71,209**	**67,064**	**57,849**	**52,072**
Equity and Liabilities						
Capital and reserves	**24,644**	**24,430**	**19,948**	**20,541**	**4,696**	**3,889**
Minority interests	**88**	**104**	**88**	**104**	**–**	**–**
Provisions[2]	**26,841**	**25,282**	**24,896**	**23,415**	**1,945**	**1,867**
Liabilities						
Financial debt	60,917	54,858	13,157	12,180	47,760	42,678
Other liabilities[3]	16,568	14,462	13,120	10,824	3,448	3,638
	77,485	**69,320**	**26,277**	**23,004**	**51,208**	**46,316**
Total equity and liabilities	**129,058**	**119,136**	**71,209**	**67,064**	**57,849**	**52,072**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions, primarily intra-Group loans.

[2] Including deferred taxes.

[3] Including prepayments and deferred charges, and deferred income.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY OF THE VOLKSWAGEN GROUP

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY OF THE VOLKSWAGEN GROUP

€ millions	Subscribed capital	Capital reserve	Revenue reserves	of which currency adjustment*	of which reserve for cash flow hedges*	Accumulated profits	Total
Balance at Jan. 1, 2003	**1,089**	**4,451**	**13,905**	**(–1,489)**	**(–189)**	**5,189**	**24,634**
Capital increase	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	813	813
Allocation to reserves	–	–	390	–	–	–390	–
Dividend payments	–	–	–	–	–	–516	–516
Other changes	–	–	–183	(–370)	(215)	–136	–319
Balance at Sept. 30, 2003	**1,089**	**4,451**	**14,112**	**(–1,859)**	**(26)**	**4,960**	**24,612**
Balance at Jan. 1, 2004	**1,089**	**4,451**	**14,171**	**(–2,212)**	**(40)**	**4,719**	**24,430**
Capital increase	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	459	459
Allocation to reserves	–	–	511	–	–	–511	–
Dividend payments	–	–	–	–	–	–449	–449
Other changes	–	–	184	(165)	(19)	20	204
Balance at Sept. 30, 2004	**1,089**	**4,451**	**14,866**	**(–2,047)**	**(59)**	**4,238**	**24,644**

* The "of which" items are shown in brackets.

CASH FLOW STATEMENT OF THE VOLKSWAGEN GROUP (CONDENSED)

CASH FLOW STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO SEPEMBER 30

	Volkswagen Group		Automotive[1]		Financial Services	
€ millions	2004	2003	2004	2003	2004	2003
Result before tax	765	1,378	10	614	755	764
Income taxes paid	86	-554	309	-301	-223	-253
Depreciation	6,225	5,645	4,951	4,545	1,274	1,100
Change in pension provisions	244	218	237	212	7	6
Other noncash income/expense[2]	148	-338	218	-343	-70	5
Gross cash flow	**7,468**	**6,349**	**5,725**	**4,727**	**1,743**	**1,622**
Change in working capital	**733**	**651**	**634**	**516**	**99**	**135**
Change in inventories	-849	-1,693	-869	-1,619	20	-74
Change in receivables	-975	-739	-833	-628	-142	-111
Change in liabilities	2,145	2,500	1,939	2,190	206	310
Change in other provisions	412	583	397	573	15	10
Cash flows from operating activities	**8,201**	**7,000**	**6,359[3]**	**5,243[3]**	**1,842**	**1,757**
Cash flows from investing activities	**-9,739**	**-11,060**	**-5,280**	**-6,315**	**-4,459**	**-4,745**
of which: acquisition of property, plant and equipment	-3,876	-4,693	-3,801	-4,617	-75	-76
capitalized development costs	-1,394	-1,655	-1,394	-1,655	–	–
Net cash flow	**-1,538**	**-4,060**	**1,079**	**-1,072**	**-2,617**	**-2,988**
Change in investments in securities	142	369	267	370	-125	-1
Cash flows from financing activities	4,845	8,249	810	5,221	4,035	3,028
Change in cash and cash equivalents due to exchange rate changes and to changes in the scope of consolidation	38	-59	38	-53	0	-6
Net change in cash and cash equivalents	**3,487**	**4,499**	**2,194**	**4,466**	**1,293**	**33**
Cash and cash equivalents at Sept. 30[4]	**11,023**	**7,486**	**8,874**	**6,704**	**2,149**	**782**
Securities and loans	3,765	3,881	2,817	3,563	948	318
Gross liquidity	**14,788**	**11,367**	**11,691**	**10,267**	**3,097**	**1,100**
Total third-party borrowings	-60,917	-53,332	-13,157	-11,069	-47,760	-42,263
Net liquidity at Sept. 30	**-46,129**	**-41,965**	**-1,466**	**-802**	**-44,663**	**-41,163**
For information purposes: at January 1	-43,670	-38,778	-2,169	459	-41,501	-39,237
Adjustment for the negative net liquidity of financing and other companies			3,907	3,277		
Net liquidity in the core automotive business at Sept. 30			**2,441**	**2,475**		

[1] Including allocation of the consolidation adjustments between the Automotive and Financial Services divisions.
[2] Mainly relating to valuation of financial instruments at market value and the use of the equity method.
[3] Before consolidation of intra-Group relationships €6,770 (5,422) million.
[4] Cash and cash equivalents comprise cash at banks, cheques, cash on hand and call money.

NOTES TO THE FINANCIAL STATEMENTS

ACCOUNTING IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

Volkswagen AG has exercised the exemption option in section 292a of the German Commercial Code (HGB) to prepare consolidated financial statements in accordance with German commercial law, and has prepared consolidated financial statements in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and the Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). This Interim Report for the period ended September 30, 2004 was therefore also prepared in accordance with IAS 34. The amendments to IFRSs adopted by the IASB at the end of 2003 and in the first half of 2004, which are required to be applied no later than to periods beginning on or after January 1, 2005, are currently being examined by Volkswagen AG with a view to early adoption in the 2004 consolidated financial statements.

The accompanying consolidated interim financial statements were not reviewed by auditors.

ACCOUNTING POLICIES

The same consolidation methods and accounting policies were applied to the preparation of the interim financial statements and the presentation of the prior-year comparatives as for the 2003 consolidated financial statements. A detailed description of the methods applied is published in the notes to our 2003 Annual Report. This can also be accessed on the Internet at www.volkswagen-ir.de. In the event of changes in classification, the prior-year comparatives are adjusted accordingly.

SCOPE OF CONSOLIDATION

In addition to Volkswagen AG, the consolidated financial statements comprise all significant companies in Germany and abroad at which Volkswagen AG is able, directly or indirectly, to govern the financial and operating policies in such a way that the companies of the Group obtain benefits from the activities of these subsidiaries. There were no changes in the consolidated Group structure in the third quarter of 2004.

CASH FLOW STATEMENT

The cash flow statement presents the cash inflows and outflows in the Volkswagen Group and in the Automotive and Financial Services divisions. Cash and cash equivalents comprise cash at banks, cheques, cash on hand and call money. The net liquidity is presented on page 13 of this report.

NEW ISSUES

In July 2004, Volkswagen Financial Services AG placed a seven-year €1 billion fixed-rate note and a €1.5 billion floating-rate note with a term of two and a half years.

SIGNIFICANT EVENTS AFTER THE REPORTING DATE

There were no significant events after the end of the first nine months of 2004.

VOLKSWAGEN AKTIENGESELLSCHAFT

The Board of Management
Wolfsburg, October 2004

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